UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2026 (Report No. 2)

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

Attached hereto and incorporated herein is PolyPid Ltd.’s (the “Registrant”) press release issued on October 1, 2026, titled “European Medicines Agency Validates PolyPid’s Marketing Authorization Application for D-PLEX₁₀₀.”

The first three and the fifth paragraphs and the section titled “Forward-looking Statements” in the press release attached hereto as Exhibit 99.1 are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658, File No. 333-281863, File No. 333-284376 and File No. 333-289034)  and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703, File No. 333-280662, File No. 333-289570 and File No. 333-298261) filed  with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by PolyPid Ltd. on October 1, 2026, titled “European Medicines Agency Validates PolyPid’s Marketing Authorization Application for D-PLEX₁₀₀.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: October 1, 2026	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

3